Exhibit 99.2

XIAO-I CORPORATION

2023 SHARE INCENTIVE PLAN

Restricted Share Unit Award Agreement

(Chinese National Participant)

Name of Participant:	[Name]
Grant Date:	______________, 20__
Restricted Period:	____________, 20__ through ________, 20__

THIS AGREEMENT (the “Agreement”), is executed as of             , 20__, between Xiao-I Corporation, an exempted company formed under the laws of the Cayman Islands (the “Company”), and [Name], an Employee (the “Participant”), provided that the Company may rescind and nullify this Agreement and the award made hereunder if the Participant does not execute this Agreement within twenty-one (21) days after the date hereof (the “Grant Date”).

RECITALS:

The Company desires to carry out the purposes of the Xiao-I Corporation 2023 Share Incentive Plan, as it may be amended and/or restated (the “Plan”), by affording the Participant a long-term incentive compensation opportunity as hereinafter provided.

In consideration of the foregoing, of the mutual promises set forth below and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Incorporation of Plan. The rights and duties of the Company and the Participant under this Agreement shall in all respects be subject to and governed by the provisions of the Plan, the terms of which are incorporated herein by reference. In the event of any conflict between the provisions in the Agreement and those of the Plan, the provisions of the Plan shall govern. Unless otherwise provided herein, capitalized terms in this Agreement shall have the same definitions as set forth in the Plan.

2. Grant of Award; Vesting.

(a) Subject to the terms and conditions of this Agreement and the Plan, the Company hereby grants to the Participant an Award consisting of, in the aggregate                                                               (            ) Restricted Share Units. Each Restricted Share Unit represents the right to receive one American Depository Share (the “Shares”) of the Company, or an equivalent cash value, subject to the terms and conditions set forth in this Agreement and the Plan. Such Shares shall not be issued, and the Participant shall have no rights as a shareholder of the Company, unless and until unrestricted Shares are issued pursuant to Section 5 below.

(b) Subject to the terms of this Agreement and those of the Plan, the “Restricted Period” applicable to the Award (i.e., the vesting period) shall lapse if, with respect to the following amounts of Restricted Share Units, Participant’s employment or service has not ceased on or before the date set forth opposite of such amount (each, a “vesting date”).

Number of Restricted Share Units	Vesting Date
Grant Date

3. Vesting of Award. The Committee has sole authority to determine whether and to what degree the Award has vested, and is payable and to interpret the terms and conditions of this Agreement and the Plan.

4. Forfeiture of Award. In the event that the employment or service of the Participant with the Company terminates for any reason and the Award has not vested pursuant to Section 2, then the Award, to the extent not vested as of the Participant’s termination of employment or service date, shall be forfeited immediately upon such termination, and the Participant shall have no further rights with respect to the Award or the Shares underlying the Award. The Committee (or its designee, to the extent permitted under this Agreement or the Plan) shall have sole discretion (unless arbitrary and capricious) to determine if a Participant’s rights have terminated pursuant to the Plan and this Agreement, including but not limited to the authority to determine the basis for the Participant’s termination of employment or service. The Participant expressly acknowledges and agrees that the termination of the Participant’s employment or service shall result in forfeiture of the Award and any underlying payout to the extent the Award has not vested as of the Participant’s termination of employment or service date.

5. Award Payout.

(a) The Award and the number of Shares that the Award represents shall, to the extent vested on each particular vesting date, be payable, and paid, in whole Shares, cash ([currency]) or part cash and part whole Shares, with cash being paid in lieu of fractional Shares and with each settlement to include any dividends that accrued on the vested Shares from the Grant Date through the settlement date. Any such dividend adjustment shall be paid in cash. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of the Shares as of the date on which the Restricted Period lapsed.

(b) Award payout shall, upon vesting of the Award, be made to the Participant (or in the event of the Participant’s death, to the Participant’s beneficiary or beneficiaries) in a lump sum as soon as practicable, but in all cases within two and one-half (2-1/2) months following the applicable vesting date.

6. No Right to Continued Employment or Service. Neither the Plan, the grant of the Award, nor any other action related to the Plan shall confer upon the Participant any right to continue in the employment or service of the Company or any Group Entity or affect in any way the right of the Company or any Group Entity to terminate the Participant’s employment or service at any time. Except as otherwise expressly provided in the Plan or this Agreement or as determined by the Committee, all rights of the Participant with respect to any unvested Award shall terminate upon termination of the employment or service of the Participant with the Company. The grant of the Award does not create any obligation on the part of the Company to grant any further awards. So long as the Participant shall continue to be an employee, director or consultant of the Company or any Group Entity, the Award shall not be affected by any change in the duties or position of the Participant.

7. Nontransferability of Award and Shares. Except as otherwise provided in Section 8 of the Plan, the Award and any Award payout, shall not be transferable (including by sale, assignment, pledge or hypothecation). The designation of a beneficiary in accordance with Plan procedures does not constitute a transfer.

8. Superseding Agreement: Binding Effect. This Agreement supersedes any statements, representations or agreements of the Company with respect to the grant of the Award or any related rights, and the Participant hereby waives any rights or claims related to any such statements, representations or agreements. This Agreement does not supersede or amend any existing confidentiality agreement, nonsolicitation agreement, noncompetition agreement, employment agreement or any other similar agreement between the Participant and the Company, including, but not limited to, any restrictive covenants contained in such agreements.

9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands, without regard to the principles of conflicts of law.

10. Amendment and Termination, Waiver. Subject to the terms of the Plan, this Agreement may be amended or terminated only by the written agreement of the parties hereto. The waiver by the Company of a breach of any provision of the Agreement by the Participant shall not operate or be construed as a waiver of any subsequent breach by the Participant. Notwithstanding the foregoing, the Committee shall have unilateral authority to amend the Plan and this Agreement (without Participant consent) to the extent necessary to comply with applicable law or changes to applicable law (including but in no way limited to Section 409A of the Code and federal securities laws), and the Participant hereby consents to any such amendments to the Plan and this Agreement.

11. Withholding; Tax Matters.

1.    (a) The Company shall report all income and withhold all required local, state, federal, foreign income and other taxes and any other amounts required to be withheld by any governmental authority or law from any amount payable in cash with respect to the Award. Prior to the delivery or transfer of any Shares or any other benefit conferred under the Plan, the Company shall determine the amount of any United States federal, state, and local income tax, if any, which is required to be withheld under applicable law and shall collect from the Participant the amount of any such tax to the extent not previously withheld. The Participant’s withholding obligations may be satisfied in the manner contemplated by Section 13.3 of the Plan.

(b) The Company has made no warranties or representations to the Participant with respect to the tax consequences (including but not limited to income tax consequences) related to the Award or the payout, if any, pursuant to the Award, and the Participant is in no manner relying on the Company or its representatives for an assessment of such tax consequences. The Participant acknowledges that there may be adverse tax consequences with respect to the Award and that the Participant should consult a tax advisor. The Participant acknowledges that the Participant has been advised that the Participant should consult with the Participant’s own attorney, accountant, and/or tax advisor regarding the decision to enter into this Agreement and the consequences thereof. The Participant also acknowledges that the Company has no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for the Participant.

12. Administration. The authority to construe and interpret this Agreement and the Plan, and to administer all aspects of the Plan, shall be vested in the Committee, and the Committee shall have all powers with respect to this Agreement as are provided in the Plan. Any interpretation of the Agreement by the Committee and any decision made by it with respect to the Agreement are final and binding on the parties hereto.

13. Notices. Any and all notices under this Agreement shall be in writing and sent by hand delivery or by certified or registered mail (return receipt requested and first-class postage prepaid), in the case of the Company, to __________________________, and in the case of the Participant, to the last known address of the Participant as reflected in the Company’s records.

14. Severability. The provisions of this Agreement are severable; and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

15. Compliance with Laws, Restrictions on Award and Shares. The Company may impose such restrictions on the Award and the Shares or other benefits underlying the Award or relating to the payout of the Award as it may deem advisable in order to comply with restrictions under the federal securities laws, federal tax laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities laws applicable to such Award or Shares. Notwithstanding any other provision in the Plan or this Agreement to the contrary, the Company shall not be obligated to issue, deliver or transfer any Shares, make any other distribution of benefits under the Plan, or take any other action, unless such delivery, distribution or action is in compliance with all applicable laws, rules and regulations (including but not limited to the requirements of the Securities Act). The Company may cause a restrictive legend or legends to be placed on any certificate for Shares issued pursuant to the Award in such form as may be prescribed from time to time by applicable laws and regulations or as may be advised by legal counsel or as set forth in the Plan. Any transfer of Shares issued pursuant to the Award must comply with the Company’s policies.

16. Successors and Assigns. Subject to the limitations stated herein and in the Plan, this Agreement shall be binding upon and inure to the benefit of the Participant and the Participant’s executors, Committees and permitted transferees and beneficiaries and the Company and its successors and assigns.

17. Counterparts, Further Instruments. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The parties hereto agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this Agreement.

18. Right of Offset. Notwithstanding any other provision of the Plan or this Agreement, the Company may reduce the amount of any benefit or payment otherwise payable to or on behalf of the Participant by the amount of any obligation of the Participant to the Company that is or becomes due and payable, and the Participant shall be deemed to have consented to such reduction; provided, however, that to the extent Section 409A is applicable, such offset shall not exceed the greater of Five Thousand Dollars ($5,000) or the maximum offset amount then permitted under Section 409A.

19. Adjustment of Award.

(a) In accordance with Article 9 of the Plan, the Committee shall have authority to make equitable adjustments to the terms and conditions of the Award in recognition of a change in the capital structure of the Company, if the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(b) The rights of the Participant hereunder may not be impaired by any amendment, alteration, suspension, discontinuance, or termination of this Agreement without the Participant’s consent.

(c) The Board may terminate, amend, or modify the Plan in accordance with Article 12 of the Plan, but may not do so in a manner that would adversely affect this Award in any material way without first obtaining the Participant’s consent.

20. Chinese Law. Under Section 4.3 of the Plan, in order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides, is employed, operates or is incorporated. In order to bring this Agreement into compliance with Chinese law, Appendix A to this Agreement, the Chinese Law Addendum, contains special terms applicable to this Agreement.

[Signature Page to Follow]

IN WITNESS WHEREOF, this Agreement has been executed on behalf of the Company and by the Participant effective as of the day and year first above written.

XIAO-I CORPORATION

By:

Name:

Its:

PARTICIPANT

[Name]

XIAO-I CORPORATION

2023 SHARE INCENTIVE PLAN

Restricted Share Unit Award Agreement – Appendix A

Chinese Law Addendum

The following provisions apply only if you are subject to exchange control restrictions imposed by the State Administration of Foreign Exchange (“SAFE”), as determined by the Company in its sole discretion:

Terms and Conditions

Restriction on Issuance of Shares. In addition to any vesting requirements, the issuance of Shares in respect of the RSUs is also conditioned on the Company’s completion of a registration of the Plan with SAFE and on the continued effectiveness of such registration (the “SAFE Registration Requirement”). In the event that a SAFE registration has not been completed prior to any date(s) on which the RSUs are scheduled to vest, the Vesting Date for any such RSUs shall instead occur as soon as practicable after the SAFE registration is completed (the “Actual Vesting Date”). Notwithstanding any provision in the Agreement, if your employment or service is terminated prior to the Actual Vesting Date, unless otherwise determined by the Company, you shall not be entitled to vest in any portion of the RSUs and the RSUs shall be forfeited without any liability to the Company or any Group Entity.

If or to the extent the Company is unable to complete the registration or maintain the registration, no Shares subject to the RSUs for which a registration cannot be completed or maintained shall be issued. In this case, the Company retains the discretion to settle any RSUs for which the vesting requirements, but not the SAFE Registration Requirement, have been met in cash paid through local payroll in an amount equal to the market value of the Shares subject to the RSUs less any amount withheld to satisfy taxes and any other amounts required to be withheld by any governmental authority or law.

Shares Must Remain With Company’s Designated Broker. You agree to hold any Shares received upon settlement of the RSUs with the Company’s designated broker until the Shares are sold. The limitation shall apply to all Shares issued to you under the Plan, whether or not you remain in employment or service.

Forced Sale of Shares. The Company has discretion to arrange for the sale of the Shares issued upon settlement of the RSUs, either immediately upon settlement or at any time thereafter. In any event, if your employment or service is terminated, you will be required to sell all Shares acquired upon settlement of the RSUs within such time period as required by the Company in accordance with SAFE requirements. Any Shares remaining in the brokerage account at the end of this period shall be sold by the broker (on your behalf and you hereby authorize such sale). You agree to sign any additional agreements, forms and/or consents that reasonably may be requested by the Company (or the Company’s designated broker) to effectuate the sale of Shares (including, without limitation, as to the transfer of the sale proceeds and other exchange control matters noted below) and shall otherwise cooperate with the Company with respect to such matters. You acknowledge that neither the Company nor the designated broker is under any obligation to arrange for the sale of Shares at any particular price (it being understood that the sale will occur in the market) and that broker’s fees and similar expenses may be incurred in any such sale. In any event, when the Shares are sold, the sale proceeds, less any tax withholding, any broker’s fees or commissions, and any similar expenses of the sale will be remitted to you in accordance with applicable exchange control laws and regulations.

Due to fluctuations in the Share price and/or the U.S. Dollar exchange rate between the settlement date and (if later) the date on which the Shares are sold, the sale proceeds may be more or less than the fair market value of the Shares on the Vesting Date (which is the amount relevant to determining your tax liability). You understand and agree that the Company is not responsible for the amount of any loss you may incur and that the Company assumes no liability for any fluctuation in the Share price and/or U.S. Dollar exchange rate.

Exchange Control Restrictions. You understand and agree that you will be required to immediately repatriate to China the proceeds from the sale of any Shares acquired under the Plan and any cash dividends paid on such Shares. You further understand that such repatriation of proceeds may need to be effected through a special bank account established by the Company (or any Group Entity), and you hereby consent and agree that any sale proceeds and cash dividends may be transferred to such special account by the Company (or any Group Entity) on your behalf prior to being delivered to you and that no interest shall be paid with respect to funds held in such account.

The proceeds may be paid to you in U.S. dollars or local currency at the Company’s discretion. If the proceeds are paid to you in U.S. dollars, you understand that a U.S. dollar bank account in China must be established and maintained so that the proceeds may be deposited into such account. If the proceeds are paid to you in local currency, you acknowledge that the Company (or any Group Entity) is under no obligation to secure any particular exchange conversion rate and that the Company (or any Group Entity) may face delays in converting the proceeds to local currency due to exchange control restrictions. You agree to bear any currency fluctuation risk between the time the Shares are sold and the net proceeds are converted into local currency and distributed to you. You further agree to comply with any other requirements that may be imposed by the Company (or any Group Entity) in the future in order to facilitate compliance with exchange control requirements in China.